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Exhibit 99.3

BOOKHAM
TECHNOLOGY

PROPOSAL TO REINCORPORATE IN THE UNITED STATES

CANCELLATION OF LISTING AND COMMENCEMENT OF TRADING

        Oxfordshire, UK—September 8, 2004:    Bookham Technology plc (LSE: BHM, NASDAQ: BKHM) (the "Company"), a leading provider of optical components, modules and subsystems used in various applications and industries, including telecommunications, announces that, as part of its proposed change in corporate domicile from the United Kingdom to the United States, which is to be effectuated pursuant to a scheme of arrangement (the "Scheme of Arrangement") under the laws of England and Wales, it intends to suspend dealings in its ordinary shares, 1/3 pence per share ("Ordinary Shares") on the London Stock Exchange's market for listed securities (the "LSE") effective as at 7.30 a.m. (UK time) on September 10, 2004 and to cancel the listing of its Ordinary Shares on the Official List of the UK Listing Authority (the "Listing") and the admission of Ordinary Shares to trading on the LSE effective as at 8.00 a.m. (UK time) on September, 13 2004.

        Under the Scheme of Arrangement, which, subject to sanction by the High Court of Justice of England and Wales (the "High Court") on September 9, 2004 is expected to be effective on September 10, 2004, the Company will become a wholly owned subsidiary of Bookham, Inc., a Delaware corporation, whose common stock, par value $0.01 per share, will be traded on the NASDAQ National Market. Under the Scheme of Arrangement, every ten Ordinary Shares of the Company will be exchanged for one share of Bookham, Inc. common stock. As a result of the scheme exchange ratio, on the effective date of the Scheme of Arrangement, Bookham, Inc. will have a total of approximately 33,516,768 issued and outstanding shares of common stock, as opposed to the 335,167,686 Ordinary Shares issued and outstanding immediately prior the effectiveness of the Scheme of Arrangement.

        Subject to sanction of the Scheme of Arrangement by the High Court, the Company expects that its American Depositary Receipts will cease trading on the NASDAQ National Market at 4.30 p.m. (New York time) on September 9, 2004 and the common stock of Bookham, Inc. will begin trading on the NASDAQ National Market at 9.00 a.m. (New York time) on September 10, 2004.

        —ends—

        For further information, please contact:

        Philip Davis or Sharon Ostaszewska: +44 (0) 1235 837000

        Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. In June 2004, the company acquired Onetta, Inc. The company has manufacturing facilities in the UK, US, Canada, and Switzerland; and offices in the UK, US, France, Italy, and China; and employs approximately 2000 people worldwide.

www.bookham.com	Thinking Optical Solutions

        More information on Bookham Technology is available at www.bookham.com Bookham is a registered trademark of Bookham Technology plc.

        Any statements in this announcement about the future expectations, plans or prospects of Bookham, including statements regarding expectations with respect to the timetable for completing the Scheme, as well as other statements containing the words "believe", "plan", "anticipate", "expect", "estimate", "will" and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the ability to consummate the Scheme in the expected timeframe and other factors described in Bookham's Annual Report on Form 20-F for the year ended December 31, 2003. The forward-looking statements included in this announcement represent Bookham's view as of the date of this release. Bookham anticipates that subsequent events and developments will cause Bookham's views to change. However, Bookham disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. Those forward-looking statements should not be relied upon as representing Bookham's views as of any date subsequent to the date of this announcement.

www.bookham.com	Thinking Optical Solutions

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PROPOSAL TO REINCORPORATE IN THE UNITED STATES
CANCELLATION OF LISTING AND COMMENCEMENT OF TRADING